SEC FILE NUMBER 001-14862
CUSIP NUMBER 105532105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☐ Form 10-K    ☒   Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form 10-D
                        ☐  Form N-SAR          ☐  Form N-CSR

For Period Ended:        December 31, 2015

☐      Transition Report on Form 10-K

☐      Transition Report on Form 20-F

☐      Transition Report on Form 11-K

☐      Transition Report on Form 10-Q

☐      Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION
Braskem S.A.
Full Name of Registrant

N/A
Former Name if Applicable

Rua Lemos Monteiro, 120 - 24° andar
Address of Principal Executive Office (Street and Number)

Butantã, São Paulo—SP, Brazil 05501-050
City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

            (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒       (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Braskem S.A. (the “Company”) is unable to file its Annual Report on Form 20-F for the period ended December 31, 2015 within the prescribed time period without unreasonable effort or expense.  As set forth in Form 6-Ks furnished on April 1, 2016 and on May 3, 2016, the Company reported its appointment of a new Chief Financial Officer and Chief Executive Officer, respectively. As a result, the Company needs additional time for its new management to conclude their diligent review of the Annual Report and related financial statements and to execute and deliver the required certifications.

PART IV ─ OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Pedro van Langendonck Teixeira de Freitas	011-55-11	3576-9000
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).                                                                  Yes ☒   No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                                    Yes ☒   No ☐

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in our results of operations from the corresponding period for the last fiscal year are reflected in the Company’s audited financial statements as of and for the year ended December 31, 2015 (prepared in accordance with IFRS as issued by the IASB) that were furnished to the Commission on Form 6-K on February 19, 2016 (the “Form 6-K”).  The Company presently anticipates that its results as of and for the fiscal year ended December 31, 2015 will be consistent with the results reported in the Form 6-K.

                                                                                        Braskem S.A.

                                                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 3, 2016                                   By:       /s/ Pedro van Langendonck Teixeira de Fretias

                                                                                Name: Pedro van Langendonck Teixeira de Freitas

                                                                                Title:   Chief Financial Officer

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